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                             August 8, 2022

       Libin Jiang
       President, Secretary and Director
       Yinfu Gold Corporation
       Suite 2313
       Dongfang Science and Technology Mansion
       Nanshan District
       Shenzhen, China 518000

                                                        Re: Yinfu Gold
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed June 29, 2022
                                                            File No. 333-152242

       Dear Mr. Jiang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors, page 6

   1. Given that your principal executive office is located in China, you should provide specific and prominent
disclosures about the legal and operational risks associated with having business in this
location, consistent with the guidance in our Sample Letter to China Based
                                                        Companies, which was
posted to our website on December 20, 2021. You may view the
                                                        Sample Letter at the
following internet address.


https://www.sec.gov/corpfin/sample-letter-china-based-companies
 Libin Jiang
Yinfu Gold Corporation
August 8, 2022
Page 2

         Please provide disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551 - 3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551 - 3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLibin Jiang                                  Sincerely,
Comapany NameYinfu Gold Corporation
                                                               Division of
Corporation Finance
August 8, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName